UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

eGain Communications Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28225C806

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.*
I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

*See Item 4 for shares of the issuer's common stock beneficially owned by other reporting persons.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b)    X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,350,900
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,350,900

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,900

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 8.8%

12. Type of Reporting Person (See Instructions) CO, HC

Item 1.

(a) Name of Issuer

eGain Communications Corporation

(b) Address of Issuer's Principal Executive Offices

345 E. Middlefield Road, Mountain View, CA 94043

Item 2.

(a) The name of the person filing this statement is:

Crosslink Capital, Inc. ("Crosslink")

(b) The principal business office of Crosslink is located at:

Two Embarcadero Center, Suite 2200

San Francisco, CA 94111

(c) Crosslink was organized in Delaware.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 28225C806

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to Crosslink and Fund III Management) (See Item 4).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Mr. Stark, Mr. Kaufman, Mr. Bliska, Mr. Dunn and Mr. Finnie) (see Item 4).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The Stock reported as beneficially owned by Crosslink on its cover page includes the shares of Stock also beneficially owned by the Crosslink affiliates listed below. Crosslink is filing this Schedule 13G on behalf of all such affiliates.

1. Crossover Fund IV Management, L.L.C., a Delaware limited liability company ("Fund IV Management")

(a) Amount of stock beneficially owned: 1,232,300

(b) Percent of class: 8.0

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,232,300

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,232,300

2. Crossover Fund III Management, L.L.C., a Delaware limited liability company ("Fund III Management")

(a) Amount of stock beneficially owned: 61,000

(b) Percent of class: 0.4

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 61,000

(iii) Sole power to dispose or direct the disposition of : 0

(iv) Shared power to dispose or direct the disposition of: 61,000

3. Delta Growth Management, LLC a Delaware limited liability company ("Delta Growth Management")

(a) Amount of stock beneficially owned: 57,600

(b) Percent of class: 0.4

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 57,600

(iii) Sole power to dispose or direct the disposition of : 0

(iv) Shared power to dispose or direct the disposition of: 57,600

4. Michael J. Stark, a U.S. citizen

(a) Amount of stock beneficially owned: 1,350,900

(b) Percent of class: 8.8

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,350,900

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,350,900

5. Seymour F. Kaufman, a U.S. citizen

(a) Amount of stock beneficially owned: 1,350,900

(b) Percent of class: 8.8

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,350,900

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,350,900

6. Thomas Edward Bliska, a U.S. citizen

(a) Amount of stock beneficially owned: 1,293,300

(b) Percent of class: 8.4

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,293,300

(iii) Sole power to dispose or direct the disposition of : 0

(iv) Shared power to dispose or direct the disposition of: 1,293,300

7. Daniel John Dunn, a U.S. citizen

(a) Amount of stock beneficially owned: 1,293,300

(b) Percent of class: 8.4

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,293,300

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,293,300

8. Charles Finnie, a U.S. citizen

(a) Amount of stock beneficially owned: 1,232,300

(b) Percent of class: 8.0

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,232,300

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,232,300

9. Crosslink Crossover Fund IV, L.P., a Delaware limited partnership ("Crossover Fund IV")

(a) Amount of stock beneficially owned: 1,232,300

(b) Percent of class: 8.0

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,232,300

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,232,300

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Crosslink and Fund III Management are SEC-registered investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than Crossover Fund IV, separately holds more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Crosslink and Fund III Management are SEC-registered investment advisers to investment funds of which Fund III Management or Fund IV Management is the general partner or holder of Class B Units, including Crossover Fund IV. Mr. Stark and Mr. Kaufman are the control persons of Crosslink. Mr. Stark, Mr. Kaufman, Mr. Bliska, Mr. Dunn and Mr. Finnie are the control persons of Fund III Management and Fund IV Management. The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of Crossover Fund IV should not be construed as an admission that it is, and Crossover Fund IV disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G. Each of the Filers other than Crossover Fund IV disclaim beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

Certification of Crosslink, Fund III Management, Mr. Stark, Mr. Kaufman, Mr. Bliska, Mr. Dunn and Mr. Finnie:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Fund IV Management, Crossover Fund IV and Delta Growth Management:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits: Joint filing agreement, previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, Crosslink certifies on behalf of itself and all of the persons and entities named in Item 4 of this Schedule 13G that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

Crosslink Capital, Inc. By: /s/ Michael J. Stark, President

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